09058864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Sepulveda Blvd., Suite 2000
(No. and Street)

El Segundo, California 90245
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Sodl (310) 335-2085
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 7 Northridge CA
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Sodl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 14 day of January, 2009 by MATT SODL ~~personallly known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

Managing Director
Title

BOOKER T. NEAL
Commission # 1713365
Notary Public - California
Los Angeles County
My Comm. Expires Dec 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Member's Board
Innovation Capital, LLC:

We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the Company), as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 1,005,658
Accounts receivable	15,000
Total assets	$ 1,020,658

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 2,413
Income tax payable	1,700
Total liabilities	4,113
Member's equity	1,016,545
Total liabilities and member's equity	$ 1,020,658

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Investment banking and advisory fees	$ 1,403,750
Interest income	29,510
Other income	35,000
Total revenues	1,468,260
Expenses	
Employee compensation and benefits	567,663
Marketing and business promotion	82,876
Occupancy	25,088
Professional fees	183,286
Communications	27,047
Other operating expenses	218,891
Total expenses	1,104,851
Net income (loss) before income tax provision	363,409
Income tax provision	1,700
Net income (loss)	$ 361,709

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 1,161,597
Member's contributions	66,000
Member's distributions	(572,761)
Net income (loss)	361,709
Balance at December 31, 2008	$ 1,016,545

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 361,709
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 265,000	
(Decrease) increase in:		
Accounts payable and accrued expenses	(7,266)	
Income tax payable	1,700	
Total adjustments		259,434
Net cash and cash equivalents provided by (used in) operating activities		621,143
Cash flows from investing activities:		–
Cash flows from financing activities:		
Repayment of payable to related party	(45,234)	
Member's contributions	66,000	
Member's distributions	(572,761)	
Net cash and cash equivalents provided by (used in) financing activities		(551,995)
Net increase (decrease) in cash and cash equivalents		69,148
Cash and cash equivalents at beginning of year		936,510
Cash and cash equivalents at end of year		$ 1,005,658

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 14
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), wholly owned by Innovation Capital Holding, LLC (the "Parent"), was organized in the State of Louisiana on February 19, 2004. The Company is a Single Member Limited Liability Company that was approved to conduct business in California on May 17, 2005, as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company raises capital for corporate clients and provides financial advisory services relating to mergers and acquisitions. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not receive customer funds or securities, or otherwise hold funds or securities for, or owe money or securities to, its customers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no federal tax provision has been provided. However, the Company is subject to a gross receipts fee and a minimum franchise tax in California for limited liability companies.

Investment banking fees are recognized when earned.

Advertising costs are expenses as incurred. For the year ended December 31, 2008, the Company charged $35,305, to other operating expenses.

Note 2: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 25,088

(Includes $11,400 allocated from affiliate. See Note 4).

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company was organized as a Limited Liability Company, therefore there is no provision for federal income taxes in these financial statements. For the year ended December 31, 2008, the Company recorded the California minimum tax of $800, and the California Limited Liability Company fee of $900.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related company. As outlined in the agreement, the affiliated company provides certain overhead related services for which it bills the Company on a monthly basis. For the year ending December 31, 2008, the Company recognized $26,572 of operating costs billed from this company.

In addition to the expenses reflected in overhead, certain other charges are covered by the expense sharing agreement. Such charges include rent allocated for space in the affiliate's office in Keystone, Colorado based upon utilization by designated employees and support staff working on the Company's behalf. Allocated rent charges totaled $11,400 in 2008. Other charges recognized in 2008 include professional fees of $7,405, marketing expenses of $16,618, travel of $3,461, and local telephone service of $7,279.

The Company derives a significant portion of its gaming casino revenue through referrals from its affiliate Innovation Group, Inc. Innovation Group Inc. is actively involved in helping various Indian tribal councils in a variety of strategic planning matters. Approximately one third of the Company's investment banking and advisory revenue was related to this business in 2008.

Note 5: 401(k) PLAN

Effective January 1, 2008, the Company adopted a 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed one (1) year of service. Contributions are discretionary, up to a maximum of 3% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2008, the Company's matching contributions were $23,542.

Note 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in the financial institution were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $982,318, which was $977,318 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,113) to net capital was 0.00 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $9,574 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 972,744
Adjustments:		
Member's equity	$ 15,874	
Non-allowable assets	(14,913)	
Undue concentration	8,613	
Total adjustments		9,574
Net capital per audited statements		$ 982,318

Innovation Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Member's equity		$ 1,016,545
Less: Non- allowable assets		
Accounts receivable	$ (15,000)	
Total adjustments		(15,000)
Net capital before haircuts		1,001,545
Less: Haircuts and undue concentration		
Haircuts on money market account	(19,227)	
Total adjustments		(19,227)
Net capital		982,318
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 274	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 977,318
Ratio of aggregate indebtedness to net capital	0.00:1	

There was a $9,574 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 9.

See independent auditor's report.

Innovation Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Innovation Capital LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Innovation Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Member's Board
Innovation Capital, LLC:

In planning and performing our audit of the financial statements of Innovation Capital, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2009